Exhibit 99.2

SCHEDULE 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)
331 Rue Brassard
Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

June 23, 2021

3.	News Release

A news release, in French and English versions, was issued on June 23, 2021 through Globe Newswire and filed on SEDAR.

4.	Summary of Material Change

The Corporation announced that one of its current shareholders, an insider of the Corporation, purchased common shares of the Corporation (the “Common Shares”) under an underwritten public offering of 7,915,000 Common Shares, which includes the partial exercise by the underwriters of their option to purchase additional Common Shares, at a price per Common Share of US$7.50 (the “Offering Price”), for aggregate gross proceeds of US$59,362,500 (the “Offering”).

5.	Full Description of Material Change

The Corporation announced that one of its current shareholders, Pallinghurst Graphite International Limited (“Pallinghurst”), an insider of the Corporation, through its subsidiary Pallinghurst Graphite Limited, together with one of its investors, collectively purchased 706,666 Common Shares under the Offering, at the Offering Price, for aggregate gross proceeds to the Corporation of approximately US$5,300,000 (the “Transaction”). The Transaction constituted a “related party transaction” within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”).

This material change report and the information below is provided in accordance with Section 5.2 of Regulation 61-101. The Corporation filed a material change report on SEDAR on June 28, 2021 with respect to the pricing and the size of the Offering, as announced on June 18, 2021.

(a)	Description of the Transaction and its material terms

One of the Corporation’s current shareholders, Pallinghurst, through its subsidiary Pallinghurst Graphite Limited, together with one of its investors, collectively purchased 706,666 Common Shares in the Offering for aggregate gross proceeds to the Corporation of approximately US$5,300,000.

(b)	Purpose and business reasons for the Transaction

The Corporation expects the net proceeds of the Offering (which includes the net proceeds of the Transaction) to be used towards the development of the Matawinie mine project and LiB anode plant project and for general working capital and corporate expense needs.

(c)	Anticipated effect of the Transaction on the Corporation's business and affairs

The completion of the Offering will provide the Corporation with funds for the development of the Matawinie mine project and LiB anode plant project and for general working capital and corporate expense needs.

(d)	Description of

(i)	The interest in the Transaction of every interested party and of the related parties and associated entities of the interested parties

Pallinghurst Graphite International Limited, an insider of the Corporation, through its subsidiary Pallinghurst Graphite Limited, together with one of its investors, collectively purchased 706,666 Common Shares in the Offering.

(ii)	The anticipated effect of the Transaction on the percentage of securities of the Corporation, or of an affiliated entity of the Corporation, beneficially owned or controlled by each person referred to in subparagraph (i) for which there would be a material change in that percentage

Following completion of the Offering, Pallinghurst is the beneficial owner of a total 5,695,543 Common Shares representing 12.65% of the issued and outstanding Common Shares. Assuming the conversion in whole of its secured convertible bond, Pallinghurst would beneficially own 13,195,543 Common Shares representing 25.12% of the issued and outstanding Common Shares.

(e)	Unless this information will be included in another disclosure document for the Transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the Corporation for the Transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee

A resolution of the directors of the Corporation was passed on June 24, 2021 approving the Transaction. No special committee was established in connection with the Transaction, and no materially contrary view or abstention was expressed or made by any director of the Corporation.

(f)	A summary, in accordance with section 6.5, of the formal valuation, if any, obtained for the Transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the Transaction

Not applicable.

(g)	Disclosure, in accordance with section 6.8, of every prior valuation in respect of the Corporation that relates to the subject matter of or is otherwise relevant to the Transaction

(i)	that has been made in the 24 months before the date of the material change report

Not applicable.

(ii)	the existence of which is known, after reasonable inquiry, to the Corporation or to any director or senior officer of the Corporation

Not applicable.

(h)	General nature and material terms of any agreement entered into by the Corporation, or a related party of the Corporation, with an interested party or a joint actor with an interested party, in connection with the Transaction

Other than the underwriting agreement with the underwriters, the Corporation did not enter into any agreement with an interested party or a joint actor with an interested party in connection with the Offering or/and the Transaction. To the Corporation’s knowledge, no related party to the Corporation entered into any agreement with an interested party or a joint actor with an interested party, in connection with the Offering or/and the Transaction.

(i)	Disclosure of the formal valuation and minority approval exemptions, if any, on which the Corporation is relying under sections 5.5 and 5.7, respectively, and the facts supporting reliance on the exemptions

The Transaction constituted a “related party transaction” within the meaning of Regulation 61-101. The Corporation is relying on the exemptions from valuation and minority shareholder approval requirements under sections 5.5(a) and 5.7(1)(a) of Regulation 61-101, as neither the fair market value of the Common Shares issued to such insider under the Offering nor the fair market value of the consideration paid exceed 25% of the Corporation's market capitalization, as determined in accordance with Regulation 61-101. The Corporation did not file a material change report in respect of the Transaction at least 21 days before the closing of the Offering, which the Corporation deems reasonable in the circumstances in order to complete the Offering in an expeditious manner.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Mr. David Torralbo
Chief Legal Officer and Corporate Secretary
Telephone: (450) 757-8905 #405

9.	Date of Report

June 28, 2021